Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Internal Story

Denault Confirms ITC Re-filing Plan

During an online investor conference today, Entergy Chief Executive Officer Leo Denault confirmed the company’s intention to re-file its proposed transmission separation and merger in Texas.

Denault indicated the timing of that filing has not been determined because the two companies are still discussing the scope of the filing, but the filing would occur “relatively soon.”

He also addressed the fact that the withdrawal of the application in Texas has caused ripple effects in other jurisdictions, with some delaying their procedural schedules pending the action in Texas. He said in Mississippi, Entergy will respond to staff’s proposed conditions later this month and, for the other jurisdictions, Entergy will restart the processes after the company re-files in Texas.

In addition to reiterating the company’s commitment to the transaction, Denault reinforced the benefits it will deliver to all stakeholders. Denault acknowledged that while there are challenges and concerns still to be worked through, Entergy believes the proposed rate mitigation plan effectively addresses concerns raised by the different parties since the transaction was announced.

In a prepared statement, ITC also underscored the anticipated benefits to the region: “We remain of the view that this transaction would deliver the near-term and longer-term economic benefits to customers and the region that result from a high-performing, reliable transmission system and a regional planning perspective that facilitates the benefits of the competitive electricity market.”

A procedural schedule in the Texas docket will be established after the filing; the companies will ask for an expedited procedural schedule.

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ENTERGY FORWARD-LOOKING INFORMATION

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication or in the prospectus included in the registration statement on Form S-4/S-1 (file no. 333-

190094) that was filed by Mid South TransCo LLC (“TransCo”) with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, TransCo and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction, and (5) exceeding the expected costs of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC is also expected to file a post-effective amendment to the above registration statement. ITC shareholders are urged to read the prospectus included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available) and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, on July 24, 2013, TransCo filed a registration statement on Form S-4/S-1 (Registration No. 333-190094) with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of TransCo related to the proposed transactions. Entergy will file a tender offer statement on Schedule TO with the SEC related to the exchange of shares of Entergy common stock for the TransCo common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available), the Transco registration statement, the tender offer statement on Schedule TO (when available) and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses, tender offer statement and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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